UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Nam Tai Property Inc.

(Exact name of the registrant as specified in its charter)

British Virgin Islands	001-31583
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principle executive offices)

Kenneth Lau +(852) 2263 1007

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Under the final rule, a company that uses any of the designated minerals is required to conduct a reasonable ‘country of origin’ inquiry that must be performed in good faith and be reasonably designed to determine whether any of its minerals originated in the covered countries or are from scrap or recycled sources.

ITEM 1.01 – Conflicts Minerals Disclosure and Report

The Company has filed a Conflict Minerals Report, which appears as Exhibit 1.02 hereto and is publicly available at http://www.namtai.com.

ITEM 1.02 – Exhibit

A copy of the Company’s Conflict Mineral Report is provided as Exhibit 1.02 hereto.

ITEM 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	NAM TAI PROPERTY INC.

	By:	/S/ M.K. Koo
Name: M.K. Koo
Title: Executive Chairman and
Chief Financial Officer